98 2/27

SEC
Mail Processing
Section
FEB 25 2013
Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WARNER FINANCIAL INTERNATIONAL INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1706 Rural Street
(No. and Street)

Rockford (City) IL (State) 61108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co., Inc.
(Name – *if individual, state last, first, middle name*)

1415 East State Street, Suite 608 (Address) Rockford (City) IL (State) 61104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13012109

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CH 3/7/13

WARNER FINANCIAL INTERNATIONAL INCORPORATED

ANNUAL AUDITED REPORT
For the Years Ended
December 31, 2012 and 2011

WEINBERG & CO.

Certified Public Accountants
and Consultants

WARNER FINANCIAL INTERNATIONAL INCORPORATED

ANNUAL AUDITED REPORT
For the Years Ended
December 31, 2012 and 2011

OATH OR AFFIRMATION

I, Richard Warner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warner Financial International Incorporated, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIRLEY HANSEN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
May 16, 2013

Richard F. Warner
Signature

President
Title

Shirley Hansen
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

Board of Directors
Warner Financial International Incorporated
Rockford, Illinois

We have audited the accompanying statements of financial condition of Warner Financial International Incorporated as of December 31, 2012 and 2011, and the related statements of income, cash flows, and stockholder's equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Warner Financial International Incorporated as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg + Co.

Rockford, Illinois
February 12, 2013

WARNER FINANCIAL INTERNATIONAL INCORPORATED

STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

ASSETS	2012	2011
CURRENT:		
Cash	$ 411	$ 134
Marketable equity securities, available for sale	43 494	36 444
Accounts receivable	10	10
TOTAL CURRENT ASSETS	43 915	36 588
FURNITURE AND FIXTURES	13 003	13 003
Less accumulated depreciation	13 003	13 003
NET FURNITURE AND FIXTURES	-	-
TOTAL ASSETS	$ 43 915	$ 36 588

LIABILITIES AND STOCKHOLDER'S EQUITY	2012	2011
CURRENT LIABILITY, Income tax payable	$ 88	$ 80
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued	1 000	1 000
Additional paid-in capital	19 886	19 886
Retained earnings	21 788	21 519
Accumulated other comprehensive income	1 153	(5 897)
TOTAL STOCKHOLDER'S EQUITY	43 827	36 508
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 43 915	$ 36 588

The accompanying notes are an integral part of the financial statements.

WARNER FINANCIAL INTERNATIONAL INCORPORATED

STATEMENTS OF INCOME
For the Years Ended December 31, 2012 and 2011

	2012	2011
REVENUE,		
Commissions (net of refunds)	$ 11 756	$ 10 749
EXPENSES:		
Audit	4 200	4 000
Office repairs and maintenance	85	-
Licenses, dues and fees	1 065	1 079
Advertising	325	-
Contributions	200	250
	5 875	5 329
Income before income taxes	5 881	5 420
INCOME TAXES	89	81
NET INCOME	$ 5 792	$ 5 339

The accompanying notes are an integral part of the financial statements.

WARNER FINANCIAL INTERNATIONAL INCORPORATED

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 5 792	$ 5 339
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Accounts receivable	-	7
Income taxes	8	11
Net cash provided by operating activities	5 800	5 357
CASH FLOWS USED FOR FINANCING ACTIVITIES, Shareholder distributions	(5 523)	(5 464)
Increase in cash	277	(107)
CASH, beginning of year	134	241
CASH, end of year	$ 411	$ 134

The accompanying notes are an integral part of the financial statements.

WARNER FINANCIAL INTERNATIONAL INCORPORATED

STATEMENT OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, December 31, 2010	$ 1 000	$ 19 886	$ 21 644
COMPREHENSIVE INCOME			
Net income for year ended December 31, 2011	-	-	5 339
Other comprehensive income,			
Net change in unrealized gain in marketable equity securities available for sale	-	-	-
TOTAL COMPREHENSIVE INCOME	-	-	-
DISTRIBUTIONS	-	-	(5 464)
Balance, December 31, 2011	$ 1 000	$ 19 886	$ 21 519
COMPREHENSIVE INCOME			
Net income for year ended December 31, 2012	-	-	5 792
Other comprehensive income,			
Net change in unrealized gain in marketable equity securities available for sale	-	-	-
TOTAL COMPREHENSIVE INCOME	-	-	-
DISTRIBUTIONS	-	-	(5 523)
Balance, December 31, 2012	$ 1 000	$ 19 886	$ 21 788

Comprehensive Income	Accumulated Other Comprehensive Income (Loss)	Total
$ -	$ (3 321)	$ 39 209
5 339	-	5 339
(2 576)	(2 576)	(2 576)
$ 2 763	-	41 972
	-	(5 464)
	$ (5 897)	$ 36 508
5 792	-	5 792
7 050	7 050	7 050
$ 12 842	-	49 350
	-	(5 523)
	$ 1 153	$ 43 827

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
The Company operates as a registered securities broker-dealer, located in Rockford, Illinois. The Company's primary sources of income are commissions on sales of mutual funds and other financial products.

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting whereby revenue is recognized when earned and expenses are recognized when incurred.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable
Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that are considered uncollectable at the time the financial statements are issued.

Comprehensive Income
Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Furniture, Equipment, and Depreciation
Furniture and equipment contributed as capital at date of incorporation are valued at estimated fair market value, in the amount of $10,000. Furniture and equipment acquired after this date are accounted for at cost. Depreciation of furniture and equipment are calculated using the accelerated method over estimated useful lives of five to seven years, for financial statement and income tax reporting purposes.

Repairs and maintenance are charged to expense when incurred and renewals and betterments are capitalized. When fixed assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in income.

Income Taxes
The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of federal corporate income taxes, the shareholder of an S Corporation is personally taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is subject to Illinois corporate income tax.

NOTE 2 - MARKETABLE EQUITY SECURITIES

ASC Topic 820, "Fair Value Measurements", establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Organization has the ability to access as of the measurement date.

Level 2
Inputs to the valuation methodology include: quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from observable or corroborated by observable market data by correlation or other means.

Level 3
Significant unobservable inputs that reflect the Organization's own assumptions that market participants would use in pricing an asset or liability (including assumptions about risk). Unobservable inputs shall be developed based on the best information available in the circumstances, which might include the reporting of the Organization's own data.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Marketable equity securities held by the Company at December 31, 2012 and 2011, consist of actively traded mutual funds which are valued at the net asset value of the shares held by the Company at year end (level 1).

At December 31, 2012 and 2011, all of the Company's investments were mutual funds.

2012		2011	
Original Cost	Market Value	Original Cost	Market Value
$ 43,429	$ 43,494	$ 43,429	$ 36,444

The net change in the unrealized gain for the years ended December 31, 2012 and 2011 was $7,050 and $2,576, respectively.

NOTE 3 - REGULATORY CAPITAL REQUIREMENT

Regulatory agencies require the Company to maintain a minimum net capital of $5,000. "Allowable" assets for the regulatory computation exclude the net book value of furniture and equipment and also exclude 15 percent of the estimated market value of certain marketable securities. At December 31, 2012 and 2011, the Company's regulatory net capital was $37,303 and $31,041 and exceeded the minimum amount by $32,303 and $26,041, respectively. The ratio of aggregate indebtedness to net capital at December 31, 2012 and 2011, was .2 to 1 and .3 to 1, respectively.

NOTE 4 - INCOME TAXES

The Company follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2012 or 2011.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Company believes it is no longer subject to income tax examinations for years prior to 2008.

The Company's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

The Company did not incur any interest expense or penalties related to its income tax obligations during either of the years ended December 31, 2012 or 2011.

NOTE 5 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and disclosure through February 12, 2013, the date the financial statements were available to be issued.

Report of Independent Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Warner Financial International Incorporated
Rockford, Illinois

We have audited the accompanying financial statements of Warner Financial International Incorporated as of and for the years ended December 31, 2012 and 2011, and have issued our report thereon dated February 12, 2013. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinberg + Co.

Rockford, Illinois
February 12, 2013

SCHEDULE I

WARNER FINANCIAL INTERNATIONAL INCORPORATED

COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
December 31, 2012

COMPUTATION OF NET CAPITAL	
Total stockholder's equity	$ 43,827
Less nonallowable assets from statement of financial condition	-
Net capital before haircuts on securities positions	43,827
Less haircuts on mutual funds at 15%	6,524
NET CAPITAL	$ 37,303
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Excess net capital:	
Net capital as above	$ 37,303
Net capital requirement	5,000
Excess net capital at 100%	$ 32,303
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total A.I. liabilities	$ 88
Percentage of aggregate indebtedness to net capital	.2%

SCHEDULE II

WARNER FINANCIAL INTERNATIONAL INCORPORATED

SUMMARY OF AUDIT ADJUSTMENTS
TO COMPUTATION OF NET CAPITAL REQUIREMENT
December 31, 2012

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (unaudited)	$ 37,487
Audit adjustments:	
State taxes	(88)
Accounts payable	(96)
Total adjustments	(184)
Net capital as currently reported on Schedule I	$ 37,303

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Warner Financial International Incorporated
Rockford, Illinois

In planning and performing our audit of the financial statements of Warner Financial International Incorporated for the year ended December 31, 2012, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by Warner Financial International Incorporated in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The management of the Company has indicated that the Company was in compliance with the exemptive provisions of Rule 15c3-3 and no facts came to our attention indicating that the exemptive provisions have not been complied with during the year ended December 31, 2012. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1923 and should not be used for any other purpose.

Weinberg + Co.

Rockford, Illinois
February 12, 2013

WARNER FINANCIAL INTERNATIONAL, INCORPORATED

INDEPENDENT ACCOUNTANTS' STATEMENT ON EXCLUSION FROM SIPC MEMBERSHIP
December 31, 2012

Warner Financial International Incorporated is excluded from SIPC membership under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act (SIPA) which excludes broker-dealers that exclusively sell variable annuities and mutual funds.